
02007691

30
3-11-02

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-48198

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5(A)
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 07 2002
WASH. D.C.
SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic-Pacific Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 West Putnam Ave. Suite 340
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna A. Toth 203-862-9182 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nishball, Carp, Niedermeier, Pacowta & Co., P.C.
(Name — *if individual, state last, first, middle name*)

4 Corporate Drive (Address) Shelton, (City) CT (State) 06484 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, James E. Manley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic-Pacific Capital, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

D. A. TOTH
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATLANTIC–PACIFIC CAPITAL, INC.
FINANCIAL STATEMENTS
TABLE OF CONTENTS

Stanley A. Carp, CPA
Christopher A. Gallo, CPA
Michael E. Niedermeier, CPA
John J. Pacowta, CPA
Jane G. Sabatini, CPA
Harry J. Zinn, CPA
Robert L. Nishball, CPA
Of Counsel



Nishball, Carp, Niedermeier, Pacowta & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

To the Stockholder
Atlantic–Pacific Capital, Inc.
Greenwich, CT 06830

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Atlantic–Pacific Capital, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in the notes to the financial statements, the Company has not consolidated its wholly-owned subsidiaries in its financial statements as required by generally accepted accounting principles. If the wholly-owned subsidiaries had been consolidated, there would be no effect on the assets, liabilities, retained earnings or net income as reported in these financial statements.

In our opinion, except for the effects of not consolidating the Company's wholly-owned subsidiaries as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic–Pacific Capital, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

An Independent Member of BKR International
Member American Institute of Certified Public Accountants Division for CPA Firms

4 Corporate Drive, Shelton, CT 06484 • (203) 944-2100 • Fax (203) 944-2111 • (800) 529-9295
60 North Main Street, Waterbury, CT 06702 • (203) 597-9400 • Fax (203) 753-4586 • www.ncnp.com

To the Stockholder
Atlantic-Pacific Capital, Inc.
Page Two

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule, Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

February 20, 2002, except as to Note 11 as to which the date is March 1, 2002.

ATLANTIC-PACIFIC CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS

	2001	2000
Current assets		
Cash	$ 14,254,566	$ 5,278,566
Placement fees receivable	33,397,293	22,307,576
Prepaid expenses and other current assets	369,684	31,699
Due from affiliate	7,540	-0-
Total current assets	**48,029,083**	**27,617,841**
Property and equipment		
Computer equipment	318,613	184,974
Furniture and fixtures	123,215	90,275
Aircraft equipment	1,425,283	1,180,283
Leasehold improvements	209,425	133,112
Total property and equipment	2,076,536	1,588,644
Less: accumulated depreciation	(768,017)	(423,441)
Net property and equipment	**1,308,519**	**1,165,203**
Other assets		
Placement fees receivable	3,474,572	3,253,251
Security deposits	139,486	38,093
Investment in subsidiaries	121,876	121,657
Total other assets	**3,735,934**	**3,413,001**
Total assets	$ 53,073,536	$ 32,196,045

See accompanying notes

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Current liabilities		
Current portion of notes payable	$ 84,540	$ 71,790
Accounts payable and accrued expenses	676,961	445,535
Accrued commissions	9,072,420	3,959,166
Deferred revenue	794,110	550,000
Due to APC, Ltd.	779,965	307,949
Accrued state income tax	-0-	176,631
Total current liabilities	**11,407,996**	**5,511,071**
Long term liabilities		
Notes payable	1,095,672	1,188,672
Accrued commissions	964,184	771,185
Total long term liabilities	**2,059,856**	**1,959,857**
Total liabilities	**13,467,852**	**7,470,928**
Stockholder's equity		
Common stock, $.01 par value, 3,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid-in-capital	178,610	178,610
Retained earnings	39,427,073	24,546,506
Total stockholder's equity	**39,605,684**	**24,725,117**
Total liabilities and stockholder's equity	$ 53,073,536	$ 32,196,045

See accompanying notes

ATLANTIC-PACIFIC CAPITAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
Revenues		
Fees	$ 50,158,886	$ 20,074,021
Reimbursed expenses	1,457,591	815,347
Interest income	1,539,070	2,132,701
Other income	-0-	16,025
Total revenues	53,155,547	23,038,094
Operating expenses		
Salaries and related benefits	20,590,496	10,315,892
Service fee - APC, Ltd.	3,464,105	2,115,116
Travel	2,767,134	1,986,720
General and administrative	891,664	699,453
Depreciation	344,576	424,139
Interest	98,691	102,848
Professional fees	1,005,808	309,482
Total operating expenses	29,162,474	15,953,650
Income from operations	23,993,073	7,084,444
Income taxes	136,646	(44,399)
Net income	$ 24,129,719	$ 7,040,045

See accompanying notes

ATLANTIC–PACIFIC CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance – January 1, 2000	100	$ 1	$ 157,655	$20,811,523	$20,969,179
Merger with Manley Management, Inc.			20,955		20,955
Stockholder distributions				(3,305,062)	(3,305,062)
Net income				7,040,045	7,040,045
Balance - December 31, 2000	100	1	178,610	24,546,506	24,725,117
Stockholder distributions				(9,249,152)	(9,249,152)
Net income				24,129,719	24,129,719
Balance – December 31, 2001	100	$ 1	$ 178,610	$39,427,073	$39,605,684

See accompanying notes

ATLANTIC-PACIFIC CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
Cash flows from operating activities		
Net income	$ 24,129,719	$ 7,040,045
Adjustments to reconcile net income to net cash from operating activities		
Depreciation and amortization	344,576	424,139
Net loss on disposal of assets	-0-	2,798
Deferred income taxes	-0-	(181,844)
Change in placement fees receivable	(11,311,038)	122,689
Change in prepaid expenses and other	(345,525)	(11,759)
Change in security deposits	(101,393)	9,343
Change in accounts payable and accrued expenses	231,426	(73,829)
Change in accrued commissions	5,306,253	(763,984)
Change in deferred revenue	244,110	250,000
Change in due to APC, Ltd.	472,016	27,777
Change in accrued state income taxes	(176,631)	155,014
Total adjustments	**(5,336,206)**	**(39,656)**
Net cash provided by operating activities	**18,793,513**	**7,000,389**
Cash flows from investing activities		
Capital expenditures	(487,892)	(100,838)
Investment in subsidiary	(219)	-0-
Net cash used in investing activities	**(488,111)**	**(100,838)**
Cash flows from financing activities		
Principal payments on notes payable	(80,250)	(74,631)
Distributions to stockholder	(9,249,152)	(3,305,062)
Net cash used in financing activities	**(9,329,402)**	**(3,379,693)**
Net increase in cash and cash equivalents	**8,976,000**	**3,519,858**
Cash and cash equivalents - beginning	5,278,566	1,758,708
Cash and cash equivalents - ending	**$ 14,254,566**	**$ 5,278,566**

See accompanying notes

ATLANTIC–PACIFIC CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of business

Atlantic-Pacific Capital, Inc. (the "Company") was incorporated in the State of Delaware on February 9, 1995. The Company is a registered broker/dealer subject to certain regulations of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD).

The Company raises capital from institutional investors and high net worth individuals for interests in private equity limited partnerships and hedge funds ("Funds") that are not publicly traded. The Company earns a fee based on a percentage of capital purchased or committed to be purchased in such Funds. The Company's agreements with its clients typically include a fee retainer and schedule of fee payments to be made over an extended period of time after acceptance by a Fund of capital or capital commitments.

On January 1, 2000, the Company acquired 100% of the outstanding common stock of Manley Management, Inc. ("MM, Inc."), a corporation which was 100% owned by the same individual who owns the Company. Previously, MM, Inc. had provided general and administrative services to the Company under a management agreement, including, but not limited to, office rental, use of property and equipment, utilities and employees. The acquisition has been accounted for as a purchase. As a result, the accompanying financial statements include the operations of MM, Inc. since January 1, 2000. However, since both companies were under the common control of the same individual, the assets and liabilities of MM, Inc. have been recorded at historical cost, in a manner similar to that in pooling-of-interests accounting, and the net assets acquired of $20,955 have been credited to additional paid-in-capital.

The Company has two subsidiaries, Atlantic-Pacific Capital Limited ("APC Ltd.") and Atlantic-Pacific Capital, LLC I ("APC, LLC I"). APC, Ltd, which operates in London, England, markets the services of the Company in Europe, the Middle East and Asia. APC, LLC I was organized in 1999 to participate in certain Funds for which the Company has raised capital.

Though generally accepted accounting principles require that majority-owned and wholly-owned subsidiaries be consolidated with their parent company, the Company's financial statements do not reflect its subsidiaries as such. Rather, the investments in these subsidiaries are carried at cost.

Note 2 - Summary of significant accounting policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

ATLANTIC–PACIFIC CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Accounting period - The Company maintains a calendar year-end for both reporting and income tax purposes.

Revenue recognition - Fees are recognized as earned upon acceptance by a Fund of capital or capital commitments. Revenue which is to be collected beyond one year is reflected at net present value. All other income is recognized when earned.

Cash and cash equivalents - The Company considers all short term investments with an original maturity of 90 days or less to be cash equivalents.

Placement fees receivable - Placement fees receivable are recorded at their net realizable present value based upon management's assessment of their collectibility. At December 31, 2001 and 2000, management has determined that no valuation allowance was necessary.

Property and equipment - Property and equipment are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets, as follows:

Asset	Life
Computer equipment	3 - 5 years
Furniture and fixtures	5 - 7 years
Aircraft	7 years
Leasehold improvements	39 years

Deferred revenue - The Company receives retainers upon execution of agreements with clients to provide capital fund-raising services, which are recorded as deferred revenue until acceptance by a Fund of capital or committed capital.

Income taxes - The Company has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, the Company does not pay federal or State of Connecticut income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. Prior to January 1, 2001, the State of Connecticut taxed "S" corporations at the corporate level.

Based upon various apportionment factors and state income tax laws, the Company may be liable for income taxes in certain states.

Note 2 - Summary of significant accounting policies (continued)

Use of estimates in financial statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Investments in affiliates

As previously discussed, the Company does not consolidate its wholly-owned subsidiary, APC, Ltd., as required by generally accepted accounting principles. Since APC, Ltd.'s income is primarily service fees received from the Company, all activity would be eliminated in consolidation. As a result, the presentation of consolidated financial statements would not differ significantly from the financial statements as presented.

As previously discussed, the Company also does not consolidate its majority-owned subsidiary, APC, LLC I. Since activity has been minimal, the effect on the financial statements has been determined by management to be insignificant.

The Company's investments in affiliates consist of the following

	2001	2000
APC, Ltd.	$117,628	$117,628
APC, LLC I	4,248	4,029
Total	$121,876	$121,657

Note 4 - Notes payable

	2001	2000
Notes payable consist of the following:		
Note payable to Raytheon Aircraft Credit Corporation, due January 2010, payable in monthly installments of $7,295, including interest at 8.25% through January 2003, and monthly installments of $7,715, including interest based on the prime rate in effect (as defined) for the remainder of the term. The note is secured by a one-eighth interest in an airplane.	$534,820	$ 576,358

Note 4 - Notes payable (continued)

	2001	2000
Note payable to Raytheon Aircraft Credit Corporation, due October 2011, payable in monthly installments of $7,495, including interest at 8% through October 2001, and monthly payments ranging from $7,495 to $7,993, including interest based on the Bank of America prime rate in effect for the remainder of the term. The prime rate was 4.75% at December 31, 2001. The note is secured by a one-eighth interest in an airplane.	$ 645,392	$ 684,104
Total notes payable	1,180,212	1,260,462
Less: current portion	84,540	71,790
Total long term portion	$1,095,672	$1,188,672

At December 31, 2001, maturities of notes payable were as follows:

Year ending December 31,	
2002	$ 84,540
2003	96,460
2004	106,062
2005	120,224
2006	130,374
Thereafter	642,552
Total	$1,180,212

Note 5 - Income taxes

Income taxes consist of the following state income taxes at December 31:

	2001	2000
Current benefit (expense)	$136,646	$(226,243)
Deferred benefit	-0-	181,844
Total income tax benefit (expense)	$136,646	$ (44,399)

A deferred tax provision is no longer necessary due to the phase-out of corporate income taxes in Connecticut effective January 1, 2001. As a result, previously recorded deferred taxes were reversed as of December 31, 2000.

Note 6 - Operating leases

The Company leases office space in various cities throughout the United States for an aggregate of approximately $36,000 per month under noncancelable operating leases expiring at various dates through March 2012

The following is a schedule of future minimum lease payments required under these noncancelable operating leases:

Year ended, December 31,	
2002	$ 373,531
2003	386,897
2004	351,010
2005	325,082
2006	313,928
Thereafter	1,461,078
Total	$3,211,526

Rent expense totaled $171,730 and $143,217 in 2001 and 2000, respectively.

Note 7 - Pension plan and profit sharing plan

The Company sponsors a defined contribution plan covering substantially all of its employees. Contributions at the discretion of the board of directors are determined as a percentage of each covered employee's salary and totaled $183,588 and $143,017 during 2001 and 2000, respectively.

The Company also sponsors a profit sharing plan covering substantially all of its employees. Contributions at the discretion of the board of directors are determined as a percentage of current or accumulated profits (as defined) and totaled $107,380 and $174,525 during 2001 and 2000, respectively.

Note 8 - Related party transactions

The Company has an agreement with its subsidiary, APC, Ltd., under which APC, Ltd. provides marketing services. The Company reimburses APC, Ltd. for its operating expenses plus 15 percent, so that APC, Ltd. can maintain its financial resources at a sufficient level for regulatory requirements of the Securities and Futures Authority in England. During 2001 and 2000, the Company recorded $3,464,105 and $2,115,116, respectively, in service fees to APC, Ltd.

Note 9 - Concentration of credit risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the FDIC up to $100,000. At various times during the year, balances exceeded insured limits.

The Company derives its revenue from a small number of clients involving transactions with high dollar values. In addition, there is a concentration of receivables with these same clients.

Note 10 - Customer securities – possession and control requirements

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

Note 11 - Capital requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital (as defined) and that aggregate indebtedness (as defined) shall not exceed fifteen times net capital.

Subsequent to the issuance of the Company's 2001 financial statements, management concluded that the Computation of Net Capital Pursuant to SEC Rule 15c3-1 in the accompanying schedule was incorrect. As a result, the Company has restated its previously issued 2001 computation of net capital to reflect the correct amount.

The following is a summary of the Company's net capital position at December 31, 2001

	As restated
Net capital	$11,668,373
Excess of net capital over the requirement	$10,849,198
Aggregate indebtedness to net capital	105%

Note 12 - Supplemental disclosures of cash flow information

	2001	2000
Cash paid during the year for:		
Interest	$ 98,691	$102,848
Income taxes	104,896	71,229

Note 12 - Supplemental disclosures of cash flow information (continued)

Non-cash transactions:

In January 2000, the Company acquired the net assets of MM, Inc. totaling $20,955 in a non-cash transaction.

ATLANTIC–PACIFIC CAPITAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2001

Total assets		$53,073,536
Less: total liabilities		13,467,852
Net worth		**39,605,684**
Add: subordinated loans		-0-
Adjusted net worth		**39,605,684**
Less: nonallowable assets		
Placement fees receivable	$33,397,293	
Other current assets	379,399	
Property and equipment	461,289	
Investment in affiliates	121,876	
Long term receivables	3,474,572	
Other non current assets	139,486	
Total nonallowable assets		**37,973,915**
Add: liabilities resulting from nonallowable assets		10,036,604
Current capital		**11,668,373**
Less: haircuts		-0-
Net capital		$11,668,373
Minimum net capital required ($5,000 or 6 2/3% of aggregate indebtedness)		$ 819,175
Excess net capital		$10,849,198
Aggregate indebtedness		$12,287,640
Ratio: Aggregate indebtedness to net capital		105%

ATLANTIC–PACIFIC CAPITAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2001

RECONCILIATION OF NET CAPITAL AND UNAUDITED NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$11,976,592
Adjustment to record pension and profit sharing liabilities	(343,128)
Other adjustments	34,909
Audited net capital	$11,668,373

Stanley A. Carp, CPA
Christopher A. Gallo, CPA
Michael E. Niedermeier, CPA
John J. Pacowta, CPA
Jane G. Sabatini, CPA
Harry J. Zinn, CPA
Robert L. Nishball, CPA
Of Counsel



Nishball, Carp, Niedermeier, Pacowta & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

To the Stockholder
Atlantic–Pacific Capital, Inc.
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Atlantic-Pacific Capital, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons;

(2) Recordation of differences required by rule 17a-13;

(3) Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

An Independent Member of BKR International
Member American Institute of Certified Public Accountants Division for CPA Firms

4 Corporate Drive, Shelton, CT 06484 • (203) 944-2100 • Fax (203) 944-2111 • (800) 529-9295
60 North Main Street, Waterbury, CT 06702 • (203) 597-9400 • Fax (203) 753-4586 • www.ncnp.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and should not be used for any other purpose.

Goldstein, Golub, Kessler... [handwritten signature] & Co., P.C.

Certified Public Accountants

February 20, 2002

ATLANTIC–PACIFIC CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2000



Nishball, Carp, Niedermeier, Pacowta & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS